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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☒	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	ITC Holding Company, Inc. (Last) (First) (Middle)		ITC^DeltaCom, Inc. (ITCD)					N/A

	3300 20th Avenue (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/29/02					N/A

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Valley, Alabama 36854-0020 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.01 par value		10/29/02				J (1)			305,983	D(1)	$0.00		0		I(1)		(2)

	Common Stock, $.01 par value		10/29/02				J (1)			3,605,069	A(1)	$0.00		3,605,069		I(1)		(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Series B-1 Preferred Stock, $.01 par value		$5.70 (3)		10/29/02				J (1)				21,270.065

	Series B-2 Preferred Stock, $.01 par value		$2.56 (4)		10/29/02				J (1)				27,890.864

	Warrants to purchase Common Stock, $.01 par value		$5.70		10/29/02				J (1)				1

	Warrants to purchase Common Stock, $.01 par value		$2.56		10/29/02				J (1)				1

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	6/20/11		(5)	3,731,590		(1)		0		I (2)		(2)

	Immed.	9/05/11		(5)	10,894,868		(1)		0		I (2)		(2)

	Immed.	6/20/11		(5)	1,052,632		(1)		0		I (2)		(2)

	Immed.	9/05/11		(5)	3,125,000		(1)		0		I (2)		(2)

Explanation of Responses:

(1) On October 17, 2002, the U.S. Bankruptcy Court for the District of Delaware confirmed the Issuer's First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, as revised, dated October 15, 2002 (the “Plan”), filed by the Issuer with the Bankruptcy Court. Under the Plan, on October 29, 2002 (the “Effective Date”), the securities in the Issuer, including those shares of Common Stock, par value $.01 per share (the “Old Common Stock”), Series B-1 Preferred Stock, par value $.01 per share (the “Series B-1 Preferred Stock”), and the Series B-2 Preferred Stock, $.01 par value per share (the “Series B-2 Preferred Stock,” and together with the Series B-1 Preferred Stock, the “Old Preferred Stock”), of the Issuer issued and outstanding and held by the Reporting Person, were automatically cancelled. As of the Effective Date, and in accordance with the Plan, the Issuer established, pursuant to its Amended and Restated Certificate of Incorporation, two hundred fifty-five million (255,000,000) shares of authorized capital stock of the Issuer, consisting of two hundred fifty million (250,000,000) shares of Common Stock, $.01 par value per share (the “Common Stock”), and five million (5,000,000) shares of Preferred Stock, par value $0.1 per share (the “Preferred Stock”). Based on information provided to the Reporting Person by the Issuer, as of the Effective Date, 44,750,000 shares of Common Stock were issued and outstanding, and 300,000 shares of the Preferred Stock, initially convertible into 5,250,000 shares of Common Stock, were issued and outstanding. Pursuant to the Plan, holders of Old Common Stock and Old Preferred Stock cancelled on the Effective Date received shares of Common Stock approximating 1.0% of the post-Effective Date shares of issued and outstanding Common Stock of the Issuer on a fully diluted basis. Immediately prior to the Effective Date, the Reporting Person may be deemed to have owned, beneficially and indirectly, an aggregate of 19,110,073 shares of Old Common Stock, including 305,983 shares of Old Common Stock, Warrants to purchase up to 4,177,632 shares of Old Common Stock and 49,161 shares of Old Preferred Stock that was convertible into 14,626,458 shares of Old Common Stock. Immediately after the Effective Date and pursuant to the Plan, the Reporting Person may be deemed to own, beneficially and indirectly, an aggregate of 3,605,069 shares of Common Stock.

(2) Owned by the Reporting Person through ITC Telecom Ventures, Inc., a direct wholly owned subsidiary of InterCall, Inc. and an indirect wholly owned subsidiary of the Reporting Person.

(3) The conversion or exercise price shown is subject to adjustment upon the occurrence of certain events specified in the terms of the derivative security. Prior to the Effective Date, each share of Series B-1 Preferred Stock was convertible into 175.4391 shares of Old Common Stock.

(4) The conversion or exercise price shown is subject to adjustment upon the occurrence of certain events specified in the terms of the derivative security. Prior to the Effective Date, each share of Series B-2 Preferred Stock was convertible into 390.6231 shares of Old Common Stock.

(5) Common Stock.
/s/ Robert B. Wise	October 31, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

Name:	InterCall, Inc.

Address:	8420 Bryn Mawr
Suite 400
Chicago, Illinois 60631

Designated Filer	ITC Holding Company, Inc.

Issuer Name and Ticker or
Trading Symbol:	ITC^DeltaCom, Inc. (ITCD)

Date of Event Requiring Statement:	October 29, 2002

Signature:	InterCall, Inc.

By: /s/ Robert B. Wise

Robert B. Wise
Vice President, Secretary
and General Counsel

Name:	ITC Telecom Ventures, Inc.

Address:	3300 20th Avenue
Valley, Alabama 36854

Designated Filer	ITC Holding Company, Inc.

Issuer Name and Ticker or Trading
Symbol:	ITC^DeltaCom, Inc. (ITCD)

Date of Event Requiring Statement:	October 29, 2002

Signature:	ITC Telecom Ventures, Inc.

By: /s/ Robert B. Wise

Robert B. Wise
Secretary and General Counsel